9/19

05011353

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Entertainment Holding

*CURRENT ADDRESS

PROCESSED
SEP 2 1 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1776 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/20/05

82-1776

SUN ENTERTAINMENT HOLDING CORPORATION

RECEIVED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Sun Entertainment Holding Corporation (hereinafter called the "Company") will be held at 3106 Belmont Boulevard, Nashville, Tennessee, 37212, USA, on May 20, 2005 at the hour of 17:00 o'clock in the afternoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2004, and the report of the auditor thereon;

(b) To re-appoint Manning Elliott, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

AR/S
12-31-04

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the establishment of a stock option plan for the Company, as more particularly described in the Information Circular;

(f) To consider and, if thought fit, to approve by special resolution, the removal of the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles, as more fully disclosed in the accompanying Information Circular;

(g) To consider and; if thought fit, to approve by special resolution, an increase in the authorized capital of the Company to an unlimited number of common shares without par value, as more fully disclosed in the accompanying Information Circular;

(h) To consider and, if thought fit, to approve by special resolution, the adoption of new Articles of the Company as more fully disclosed in the accompanying Information Circular; and

(i) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Computershare Trust Company of Canada, Proxy Dept., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 15th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Terrence O. Lashman"
Terrence O. Lashman, Director

SUN ENTERTAINMENT HOLDING CORPORATION

INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 20, 2005

This information is given as of March 31, 2005 unless otherwise noted.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Sun Entertainment Holding Corporation (the "Company") for use at the Annual and Special Meeting (the "Meeting") of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company. A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's transfer agent, Computershare Investor Services ("Computershare"), 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it with Computershare at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it with Computershare at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this information circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this information circular and the accompanying proxy and notice of meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the time of printing of this Information Circular, Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, save and except for those matters pertaining to incentive stock options.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On March 31, 2005, 11,921,679 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on the 31st day of March, 2005, who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except as set forth below:

Name and Address	Number and Class of Shares	Percentage of Class
John A. Singleton	2,249,815	18.87%
Shelby S. Singleton, Jr.	2,267,960	19.02%

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

The following table contains information about the compensation paid for services in all capacities to the Company, including compensation paid to or earned by (a) the Company's chief executive officer (or an individual who acted in a similar capacity) ("CEO"); (b) the Company's chief financial officer (or an individual who acted in a similar capacity) ("CFO"); (c) each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at December 31, 2004 and whose total salary and bonus exceeds $150,000 during the year ended December 31, 2004; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company as of December 31, 2004 (together, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Shelby S. Singleton Jr. President & CEO	2004 2003 2002	US$79,500 US$79,500 US$79,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
John A. Singleton Executive Vice-President & CFO	2004 2003 2002	US$64,500 US$64,500 US$64,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long Term Incentive Plan (LTIP) Awards

The Company does not have any long term incentive plans and, except as disclosed above, no remuneration payments were made, directly or indirectly, by the Company to its Named Executive Officers during the fiscal year ended December 31, 2004.

An LTIP is "any plan providing compensation intended to motivate performance over a period longer than one fiscal year but does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale".

Option and Stock Appreciation Rights (SARs)

The Company has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. See "Particulars of Other Matters to be Acted Upon – Ratification of Stock Option Plan" below for details relating to the Company's existing stock option plan.

Option/SAR Grants During the Most Recently Completed Financial Year

No options or SARs were granted to the Company's Named Executive Officers during the Company's completed financial year ended December 31, 2004.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

During the Company's completed financial year ended September 30, 2004, no options were exercised by the Named Executive Officers.

Option and SAR Re-pricing

There was no re-pricing of stock options under the stock option plan or otherwise during the Company's completed financial year ended December 31, 2004.

Defined Benefit or Actuarial Plan
The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts
Except as otherwise disclosed herein, there are no compensatory plans, contracts or arrangements in place with any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the Named Executive Officer with the Company or from a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control, where the value of such compensation, including periodic payments or instalments, exceeds $100,000.

Compensation of Directors
The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except for John A. Singleton, a director of the Company, was paid US$64,500 in salary with respect to employment by the Company's U.S. subsidiary.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors, which contain terms and conditions in accordance with TSX Venture Exchange (the "Exchange") policies. The purpose of granting options pursuant to the Company's stock option plan is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

No options to purchase shares of the Company were granted to non-executive directors during the financial year ended December 31, 2004.

No options were exercised by, or outstanding to, non-executive directors during the financial year ended December 31, 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company other than as disclosed herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any associates or affiliates of the Company are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Cancom International Trading Ltd. ("Cancom"), a company controlled by Terrence O. Lashman, a director of the Company, whereby Cancom is engaged to perform certain management services at a fee of $2,000 per month. During the year, Cancom was paid $24,000 pursuant to the terms of this agreement.

Cancom provides such management services as may be required by the Company from time to time, including administrative and financial service, maintenance of records, correspondence with third parties relating to the Company's business, arranging for required audits, taxation planning and filings, and assistance in the preparation of such reports and statements as the Company is required to file with applicable stock exchanges, securities commissions and other regulatory bodies.

AUDIT COMMITTEE

Audit Committee Charter
Mandate
The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the

performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the board of directors.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are

members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

John A. Singleton	Not independent*	Financially literate*
Terrence O. Lashman	Independent*	Financially literate*
Gary G. Liu	Not independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees	Tax Fees	All Other Fees
2004	$9,951.00	US$18,000	-	-
2003	$9,790.50	US$16,650	$10,058.00	$909.50

(1) Year end audit fees

Exemption
MI 52-110 exempts issuers listed on the Exchange from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. The majority of the Committee members are independent but not all of its members are financially literate. See the disclosure above under the heading "Composition of the Audit Committee".

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors
Management is nominating four (4) individuals to stand for election at the Meeting.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Date elected or appointed a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(2)
Shelby S. Singleton, Jr. Nashville, Tennessee President, Director and CEO	Chairman of the Board, President, Director and CEO of the Company.	April 28, 1987	2,267,960
John A. Singleton(1) Nashville, Tennessee Executive Vice-President, CFO and Director	Executive Vice-President and CFO of the Company.	April 28, 1987	2,249,815
Terrence O. Lashman(1) Vancouver, B.C. Director	President of Luxor Industrial Corporation and Cancom International Trading Ltd..	June 23, 1987	574,642
Gary G. Liu(1) Vancouver, B.C. Director	Office manager of Cancom International Trading Ltd. since June 1994; Director of Luxor Industrial Corporation since March 13, 2000.	March 20, 1998	8,000

(1) Member of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 31, 2005, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

No proposed director is, at the date of this Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was the subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed any executive committee, other than the audit committee.

Pursuant to the provisions of the *Business Corporations Act* of British Columbia, the Company is required to have an Audit Committee which, at the present time, is comprised of John A. Singleton, Terrence O. Lashman and Gary G. Liu.

B. Appointment of Auditor

Shareholders will vote for the re-appointment of Manning Elliott, Chartered Accountants, of 11th floor, 1050 West Pender Street, Vancouver, B.C., as Auditor of the Company for the ensuing year at a remuneration to be fixed by the directors. Manning Elliott were first appointed auditors on July 29, 1987.

C. Compliance with new British Columbia Business Corporations Act

On March 29, 2004, the new *Business Corporations Act* (British Columbia) (the "New Act") came into force replacing the previous *Company Act* (British Columbia) (the "Previous Act"). As a result, all BC companies are now governed by the New Act. The purpose of the New Act is to modernize and streamline company law in British Columbia by providing greater flexibility to companies through the removal of many of the restrictive provisions of the Previous Act, such as directors' residency requirements and pre-emptive rights of shareholders. The New Act also reduces the regulatory burden on companies by eliminating certain filing and recordkeeping requirements and by implementing an electronic filing system.

Highlights of the New Act

Corporate Records and the Registrar of Companies

- All filings with the Registrar of Companies including incorporation applications, constitutional amendments and other documents may be filed electronically, permitting filings to be made on a "24/7" basis.
- A company's Articles will no longer be kept on file at the office of the Registrar of Companies and will be maintained only in the company's minute book.. The documents on file with the Registrar will be very limited, making proper maintenance of a company's corporate records much more important.

Share Capital and Corporate Finance

- The New Act permits an unlimited number of shares in each class of its authorized share structure. Fractional shares will also be permitted. Companies will still be able to issue shares with or without par value.
- The right to declare and pay dividends has been clarified and made more flexible. Under the New Act, dividends may be declared out of profits, capital or otherwise. In addition, the definition of insolvency in the New Act, which in effect limits a company's ability to pay dividends as well as to repurchase and redeem its shares, has been clarified, which will result in increased flexibility.
- The New Act does not require that a company's offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders.
- Under the New Act a company may provide financial assistance in connection with the purchase of shares which was not permitted under the Previous Act. The company will, however, have to disclose such assistance to its shareholders by making a filing in its corporate records.

Directors and Officers

- The requirement that a majority of the directors of a company be resident in Canada (and at least one be resident in British Columbia) has been removed. Under the New Act there are no residency requirements for directors.
- There will no longer be a requirement to appoint a President and a Secretary. A company will be permitted to have whatever officers it chooses.
- The provisions regarding conflicts of interest of directors have been expanded and clarified.

- Court approval will no longer be required for indemnification of directors and officers against claims made against them or expenses incurred in defending themselves, subject to some exceptions. In some circumstances, indemnification will be mandatory.
- Directors' consent resolutions may be passed in the manner provided under the Articles, including by email.

Shareholders

- Under the New Act a company may hold its annual general meetings in locations outside of British Columbia without approval from the Registrar, if permitted by the Articles or by a resolution of the shareholders of the company.
- Shareholders will be permitted to hold meetings by telephone or other electronic means.
- Under the Previous Act, certain significant actions by a company must be approved by a special resolution of its shareholders, which requires approval by 3/4 of the votes cast by the shareholders eligible to vote on the resolution. The New Act reduces that threshold to 2/3 for companies incorporated under that Act, and pre-existing companies may amend their Articles to adopt the same threshold. Alternatively, companies may specify in their Articles a percentage required to pass a special resolution that is between these two thresholds.
- Under the New Act, a shareholder will be able to require a public company, by way of a shareholder proposal, to put a matter before its shareholders at a general meeting. Generally speaking, shareholders holding at least 1% of the voting shares can submit proposals to the company three months prior to the anniversary of the last annual general meeting of shareholders.
- The requirement to publish advance notice of election of directors at least 56 days prior to a general meeting has been removed.

Corporate Changes

- Amalgamations will be possible without court approval. A simplified procedure will apply to vertical and horizontal "short-form" amalgamations. In limited circumstances amalgamations with companies of other jurisdictions will be permitted.
- The process for voluntary dissolution of a company will be more flexible.
- Restoration of a dissolved company will be possible by order of the Registrar of Companies without the need for court approval.
- Companies will have an enhanced ability to apply to court for an order to correct errors in their Articles, Notice of Articles, minutes of meetings, resolutions, register of directors or central securities register that result in non-compliance with either the New Act or the Previous Act.

Transition to the New Act

Every British Columbia company, including the Company, must transition to the New Act no later than March 29, 2006. In order to do so, the Company must electronically file a Transition Application with the Registrar of Companies that contains a "Notice of Articles", which on filing will replace the corporate Memorandum.

Once transitioned, the Company will no longer have a Memorandum and the Notice of Articles will set out, among other things, the authorized share structure of the Company and the names and addresses of the directors. Any company that has not completed the transition to the New Act by March 29, 2006 will be subject to dissolution. In addition, companies that have not completed the transition cannot complete various corporate actions, including capital alterations or name changes.

While an existing B.C. company is not required to change its corporate Articles under the New Act, it is anticipated that most public companies will likely do so in order to take advantage of certain provisions of the New Act that give more flexibility in terms of corporate governance.

The board of directors of the Company has passed a resolution approving the filing of a Transition Application. The Transition Application contains a new Notice of Articles (which will replace the Company's existing Memorandum).

Proposed Resolutions to be Passed at the Meeting Relating to the New Act

Removal of Pre-Existing Company Provisions

Under the New Act, every "pre-existing company" remains subject to certain "Pre-existing Company Provisions" contained in the Previous Act unless such provisions are removed with the approval of the shareholders by way of special resolution. Because the Company is a reporting issuer, the only significant Pre-existing Company Provisions applicable to it are the following:

- The majority required to pass a special resolution of the holders of common shares is 3/4 of those votes cast at a properly constituted meeting of shareholders. Under the New Act a special resolution may be passed with a minimum 2/3 vote.

- A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the New Act.

In order to take full advantage of the flexibility offered by the New Act, the board of directors of the Company proposes to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the New Act. The adoption by the Company of a new form of Articles is discussed below under "Replacement of Articles."

The removal of the Pre-existing Company Provisions requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy, and the filing of the resolution in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if deemed advisable, to pass, with or without amendment, the following special resolution:

"RESOLVED, as a Special Resolution, that:

(a) the Notice of Articles of Sun Entertainment Holding Corporation (the "Company") be altered to remove the application of the Pre-existing Company Provisions set forth in Table 3 of the Regulation under the *Business Corporations Act* (British Columbia);

(b) the President or any one director of the Company is authorized to instruct its agents to file a Notice of Alteration to the Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and

(d) the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

Alteration of Authorized Share Structure

The Company proposes to alter its Notice of Articles to increase the Company's authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value, as now permitted under the New Act.

Management believes that authorizing the Company to issue an unlimited number of common shares will benefit the Company by providing greater flexibility to carry out future capital raising activities and helping to avoid delays and expense associated with convening an extraordinary general meeting to approve further alterations to the Company's authorized share structure.

The increase to the authorized share structure requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy and the filing thereof in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution (the "Authorized Share Structure Resolution") as follows:

"RESOLVED, as a Special Resolution, that:

(a) the Notice of Articles of Sun Entertainment Holding Corporation (the "Company") be altered to increase the number of common shares of the Company authorized to be issued from 100,000,000 common shares without par value to an unlimited number of common shares without par value;

(b) the President or any one director of the Company is instructed to authorize its agents to file a Notice of Alteration to the Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and

(d) the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

Replacement of Articles
The board of directors of the Company is seeking shareholder approval to replace the existing Articles (the "Old Articles") of the Company with a new form of Articles (the "New Articles") that takes advantage of the greater flexibility provided under the New Act.

The following is a summary of certain key provisions contained in the New Articles that represent a change from the Old Articles:

1. ***Location of Shareholder Meeting.*** If approved by directors' resolution, general meetings of shareholders of he Company can be held at locations outside of British Columbia.

2. ***Time of Shareholder Meeting.*** General meetings of shareholders of the Company are required to be held each calendar year and not more than fifteen months (rather than thirteen months under the Old Articles) after the holding of the last preceding annual general meeting.

3. ***Shareholder Resolutions at Meetings.*** The requisite majority to pass a special resolution and a separate special resolution at a meeting of shareholders is decreased from a 3/4 majority to a 2/3 majority.

4. ***Shareholder Resolutions by Written Consent.*** Shareholders may pass a resolution without a meeting by unanimous written consent in the case of a special resolution, or by consent of the shareholders holding 2/3 of the voting shares in the case of an ordinary resolution.

5. ***Redemption and Repurchase.*** Any offer by the Company to purchase or redeem its own shares does not have to be made pro rata to all the shareholders.

6. ***Resolutions Required to Effect Capital Alterations.*** Changes to the Company's capital structure may be effected by ordinary resolution including, but not limited to, the creation or cancellation of one or more classes or series of shares, creation or removal of special rights and restrictions attaching to any class or series of shares, changing the authorized share structure, consolidating or subdividing all or any of its issued or unissued shares, and other alterations to the capital structure where permitted under the New Act.

7. ***Change of Name.*** The name of the Company can be changed by ordinary resolution or resolution of the directors.

8. ***Directors' Resolutions.*** The New Articles contain provisions for directors' resolution passed by consent in writing where a director may have a conflict of interest.

9. ***Director Indemnification:*** the New Articles reflect the provisions of the New Act provisions with respect to the indemnification of directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification in certain eligible cases.

10. ***Notices.*** The New Articles provide that the Company may give a notice or other document to a shareholder, director or officer in electronic form if the recipient has provided the necessary information to effect such delivery.

The full text of the proposed New Articles will be presented to the shareholders at the Meeting. Shareholders may also view the proposed New Articles in advance of the Meeting at the Company's records office, 200 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2.

The board of directors of the Company proposes to adopt the New Articles. The adoption of the New Articles requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by the Company's shareholders, in person or by proxy, and the filing of the resolution in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

"RESOLVED, as a Special Resolution, that:

(a) the existing Articles of Sun Entertainment Holding Corporation (the "Company") be deleted in their entirety and the form of Articles described in the Company's Information Circular dated March 31, 2005 and presented at the Meeting be adopted as the Articles of the Company in substitution for, and to the exclusion of the existing Articles, such alteration not to take effect until the date and time that this resolution is received for deposit at the Company's records office; and

(b) the President or any one director of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof."

If the special resolution is passed by the shareholders, the Company's records office or a duly appointed agent will file a Notice of Alteration with the Registrar of Companies.

D. Ratification of Stock Option Plan and Repricing of Stock Options

The Company are seeking shareholder approval of a "rolling" stock option plan (the "Plan") whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. The Exchange requires listed companies to receive shareholder approval to such plan. Accordingly, the shareholders of the Company will be asked at the Meeting to ratify and approve the Plan.

The material terms of the Plan are as follows:

1. The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the Exchange as a Tier 1 Issuer).
2. The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the Exchange to a minimum of $0.10 per share.
3. No vesting requirements will apply to options granted thereunder other than as required by Exchange policies; however, a four-month hold period will apply to all shares issued under each option, commencing from the date of grant.
4. All options will be non-assignable and non-transferable.
5. No more than (i) 5% of the issued shares may be granted to any one individual in any 12 month period; and (ii) 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period.
6. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities, in accordance with the policies of the Exchange.
7. Disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company's issued shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company's issued shares.
8. Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

The Plan is subject to receipt of annual Exchange acceptance to its filing. Shareholders will be asked at the Meeting to consider, and if thought fit, to approve an ordinary resolution ratifying and approving the Company's existing Plan.

Reference should be made to the full text of the Plan which will be made available at the records offices of Sun Entertainment Holding Corporation, 200 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, until 4 p.m. on the business day immediately preceding the date of the Meeting.

In addition, as noted above, under the terms of the Plan and the policies of the Exchange, the Company must obtain "disinterested shareholder approval" (such that no insider or proposed insider (or their associates) will be entitled to vote on such resolutions) to:

(a) a decrease in the exercise price of stock options previously granted to insiders;

(b) if and only if the Company becomes a Tier 1 issuer, the issuance to any one optionee, within any 12 month period, of a number of shares exceeding 5% of the issued shares; and

(c) the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the number of issued shares.

It may occur that the Company will grant stock options to insiders pursuant to the Plan, from time to time during the next 12 months, that in aggregate will exceed 10% of the Company's issued shares. Accordingly, disinterested shareholders will be asked at the Meeting to pass an ordinary resolution authorizing the directors to implement the above. As of the date of this Information Circular 5,100,417 common shares of the Company are held by insiders and their associates. These shares will be excluded from voting on the resolution. Granting the directors the right to issue or renegotiate the price of such options does not mean that the same will occur. Rather it allows the directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance or renegotiation of price.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com. Financial information relating to Sun Entertainment Holding Corporation is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for the fiscal year ended December 31, 2004. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to Suite 702, 889 West Pender Street, Vancouver, B.C. V6C 3B2; or (ii) fax to (604) 683-2003.

APPROVAL

The content and sending of this Information Circular has been approved by the Company's board of directors.

DATED at Vancouver, British Columbia the 8th day of April 15, 2005.

BY ORDER OF THE BOARD

"Terrence O. Lashman"
Terrence O. Lashman, Director

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
TWELVE MONTHS ENDED DECEMBER 31, 2004

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Royalties and Product Sales revenues for the twelve-month period ending December 31, 2004 were $1,679,063 up 21.67 % compared to $1,379,980 for the same period of 2003.

During the current period, fifty seven (57%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining forty three (43%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records, Universal Music and Sony Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Cost of Goods Sold

The cost of goods sold for the twelve-month period ending December 31, 2004 were $774,581 compared to $484,705 for the same period of 2003. The increase in royalty expense of $704,808 for the period ending December 31, 2004 compared to $442,022 for the same period of 2003 is mainly due to the increase in royalty revenue in 2004 compared to 2003.

Expenses
Overhead for the twelve-month period ending December 31, 2004 was $1,657,447 compared to $1,363,414 for the same period of 2003.

Statement of Operations & Deficit
The earnings for the twelve-month period ending December 31, 2004 were $129,833 loss compared to $45,460 net income for the same period of 2003. The decrease in earnings was due to the increase in cost of goods sold, which includes royalty expenses.

Finance & Cash Flow
Cash flow from operating activities during the twelve-month period ending December 31, 2004 was $190,523 compared to $112,645 for the same period of 2003. The increase in cash flow was primarily due to the increase in accounts payable, accrued liabilities and advance from director.

No cash was used in investing activities during the twelve-month period ending December 31, 2004 or for the same period of 2003.

Cash used for financing activities during the twelve-month period ending December 31, 2004 was $75,889 compared to $31,138 for the same period of 2003. The increase in use of cash was due to the increase in advances to affiliated companies.

The global music business in 2004 fell by 1.3% from the previous year to a value of US$33.6 billion at the retail level, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). There are some bright spots in the industry such as the development of legitimate online music services and the increase of strong action against online piracy. The IFPI report stated that digital sales rose "exponentially" in 2004. In the four major music markets, which are the United States, United Kingdom, France and Germany, more than 200 million downloads were sold and this was 10 times as many sold in 2003. IFPI predicts that the trend will continue in 2005, based on sales reports for the first two months of 2005. The report also pointed out that the US market, which accounts for 36% of the world's music sales, experienced a strong recovery in 2004 and is expected to stabilize in 2005. The top ten markets in the world in 2004 were the United States, Japan, the United Kingdom, Germany, France, Australia, Canada, Italy, Spain and the Netherlands. Another positive area of growth is music DVDs which continue to grow. The IFPI report predicts that the global music market will continue to stabilize with a flat market in 2005.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Recent uses of Company masters in these media have been "Match Box" as performed by Carl Perkins in the television series "Smallville" and "Iko Iko" as performed by the Dixie Cups, "The Boy From New York City" as performed by the Ad Libs, "He Ain't No Angel" as performed by the Ad Libs and "I Can't Go" as performed by Evie Sands, all of which were used in the television series "American Dreams". "Folsom Prison Blues" as performed by Johnny Cash was included in the "Starsky and Hutch" movie and soundtrack album. "Red Hot" as performed by Billy Lee Riley and "Itchy" as performed by Sonny Burgess were used in the John Waters movie "A Dirty Shame" and "Red Hot" was also included in the soundtrack album from this movie.

"Whole Lot of Shakin' Going On" as performed by Jerry Lee Lewis was licensed to International Game Technology for use in the slot machine titled King Pin Bowling Game and for use in the television movie, "The Mystery of Natalie Wood".

In connection with the 50th anniversary of Rock and Roll, which was July 5, 2004 and is 50 years after Elvis Presley's first Sun Records recordings (That's All Right and "Blue Moon of Kentucky), the Sun Records logo was licensed during the current period for uses related to this event. BMG Records used the Sun logo on a special Elvis commemorative album, "Elvis At Sun" and a re-release of Elvis' first Sun single. Rolling Stone magazine and Miller Brewing Company used the Sun logo on 5 million Miller Lite beer cans. TV Guide magazine included the Sun logo on a mini CD containing an unreleased Elvis live performance of "That's All Right" that was attached in a clear plastic sleeve to 2 million copies of the July 4-10, 2004 issue of TV Guide.

SELECTED ANNUAL INFORMATION

	2004	2003	2002
Revenues	$1,679,063	$1,379,980	$1,304,928
Cost of sales	$ 774,581	$ 484,705	$ 440,631
Gross profit	$ 904,482	$ 895,275	$ 864,297
% Gross profit	53.87%	64.88%	66.23%
Expenses	$1,034,315	$ 849,815	$ 895,832
Net Earnings (Loss)	($ 129,833)	$ 45,460	($ 31,535)
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	($ 0.011)	$ 0.004	($ 0.003)
Total assets	$ 894,607	$ 702,982	$ 634,409
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2004	2004	2004	2004	2003	2003	2003	2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	428,130	260,742	653,390	336,801	310,188	282,046	381,715	406,031
Net Earnings (Loss)	(150,872)	(250,700)	236,038	35,701	8,514	(111,358)	27,974	120,327
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	(0.01)	(0.02)	0.02	0.00	0.00	0.01	0.00	0.01

LIQUIDITY AND RISKS

As at December 31, 2004, the Company had a working capital of $69,096 compared to a working capital of $81,054 as at December 31, 2003, the end of the Company's last completed fiscal year. The decrease in working capital was a direct result of the increased royalty accruals.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 5.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2004

MANNING ELLIOTT
CHARTERED ACCOUNTANTS
11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Sun Entertainment Holding Corporation

We have audited the consolidated balance sheets of Sun Entertainment Holding Corporation, a British Columbia corporation, as at December 31, 2004 and 2003, and the consolidated statements of operations, deficit and cash flows for the years then ended. these consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott

Chartered Accountants

Vancouver, British Columbia

March 14, 2005

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 729,197	$ 467,028
Accounts receivable	15,619	19,213
Inventory	54,498	68,943
Prepaid expenses and deposits	244	263
	799,558	555,447
GOODWILL (Note 5)	–	147,535
	$ 799,558	$ 702,982
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 4)	$ 730,492	$ 474,393
Due to related parties (Note 4)	130,638	160,328
	861,130	634,721
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (Note 6)		
Authorized: 99,250,000 Common shares without par value		
Issued: 11,921,679 Common shares	3,298,095	3,298,095
CONTRIBUTED SURPLUS	7,500	7,500
DEFICIT	(3,367,167)	(3,237,334)
	(61,572)	68,261
	$ 799,558	$ 702,982

COMMITMENT (Note 4)

Approved on Behalf of the Board of Directors:

/s/ "Terrence O. Lashman"
Terrence O. Lashman, Director

/s/ "Gary G. Liu"
Gary G. Liu, Director

(The Accompanying Notes are an Integral Part of These Financial Statements)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
DEFICIT AT BEGINNING OF YEAR	$ (3,237,334)	$ (3,282,794)
INCOME (LOSS) FOR THE YEAR	(129,833)	45,460
DEFICIT AT END OF YEAR	$ (3,367,167)	$ (3,237,334)

(The Accompanying Notes are an Integral Part of These Financial Statements)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	**2003**
ROYALTIES AND PRODUCT SALES	$ 1,679,063	$ 1,379,980
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising	2,226	10,174
Automobile	30,314	20,474
Communication	1,930	1,550
Insurance	36,055	27,728
Legal and professional	92,619	70,786
Management fees	13,056	38,087
Miscellaneous	8,175	17,483
Net product costs	69,773	42,683
Office	71,582	40,974
Outside services	119,470	141,870
Promotion and investor relations	191,043	190,337
Rent	3,229	3,813
Royalties	704,808	442,022
Salaries and wages	275,687	277,454
Shipping and handling	453	1,439
Stock exchange and filing fees	5,726	5,422
Transfer agent	5,589	4,827
Utilities	25,712	26,291
	1,657,447	1,363,414
OPERATING INCOME	21,616	16,566
OTHER INCOME (EXPENSE)		
Interest income	5,826	3,263
Foreign exchange	(2,925)	(9,852)
Interest expense	(6,805)	(7,451)
Loss on write down of goodwill	(147,545)	–
Forgiveness of advance from director	–	42,934
	(151,449)	28,894
NET (LOSS) INCOME FOR THE YEAR	$ (129,833)	$ 45,460
NET INCOME (LOSS) PER SHARE	$ (0.01)	$ 0.01
Weighted Average Shares Outstanding	11,922,000	11,922,000

(The Accompanying Notes are an Integral Part of These Financial Statements)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income for the year	$ (129,833)	$ 45,460
Non-cash item		
Impairment of goodwill	147,535	–
Changes in non-cash working capital balances related to operations:		
Accounts receivable	3,594	(2,103)
Inventory	14,445	14,587
Prepaid expenses	19	450
Accounts payable and accrued liabilities	256,099	54,251
	291,859	112,645
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances to related parties	(29,690)	(31,138)
CHANGE IN CASH DURING THE YEAR	262,169	81,507
CASH AT BEGINNING OF YEAR	467,028	385,521
CASH AT END OF YEAR	$ 729,197	$ 467,028
Cash paid for interest included in cash flows from operations	$ 6,805	$ 7,451

1. NATURE OF OPERATIONS

The Company is engaged principally in receiving royalties for use of its master recordings and the merchandising of records and tapes. The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

The Company's revenues were derived principally from activity in the United States and the Company's assets are situated principally in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation and basis of presentation

These financial statements include in the accounts of the Company, a British Columbia corporation listed on the TSX Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost using the first-in, first-out inventory cost flow assumption or net realizable value.

c) Revenue recognition

The Company receives both foreign and domestic royalties by licensing its master recordings to other users who are licensed to sell recordings from masters leased to them by the Company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the Company. The Company follows the practice of recognizing licensee royalties as income upon receipt. Revenue from sales of recorded music and merchandise is recognized when product is shipped, persuasive evidence of a sale exists, and collection is reasonably assured.

d) Record masters and advance royalty payments to artists

The Company follows the practice of charging to operations the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the U.S. subsidiary, are considered to be integrated with those of the parent company and as such, the Company employs the temporal method for translation of the financial statements which are denominated in U.S. currency. Monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at their historical rates of exchange, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the rate of exchange in effect at the time of the transaction and amortization is translated at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Long-lived assets

The Company reviews its long-lived assets for impairment whenever changes in events or circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net future cash flows estimated to be generated by the asset.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The Company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

k) Goodwill

The Company tests goodwill for possible impairment annually unless all of the following conditions are met:

i) The assets and liabilities of the reporting unit have not changed significantly since the most recent fair value determination.

ii) The most recent fair value determination resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin.

iii) Based on the analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is minimal.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Stock-based compensation

As of January 1, 2004, the Company adopted the CICA Handbook Section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion, the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their short terms to maturity.

4. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

	2004	2003
Balance Sheet:		
Accounts receivable from a company controlled by directors	$ –	$ 600
Accounts payable to companies controlled by directors	64,934	66,468
Due to companies controlled by directors	130,638	160,328
Statement of Operations:		
Management fees incurred to a company controlled by a director	$ 24,000	$ 24,000
Royalties incurred to company controlled by a director (Note 2)	54,169	52,965
Forgiveness of advance from director	–	42,934

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing.

Commitment – Premises Lease

The Company's subsidiary occupies premises and facilities owned by a company controlled by a director. Although the owner of the premises and facilities has not charged rent to the Company, the market value of the rent would be approximately $72,000 (US$60,000) per annum. The premises owner has agreed to defer any rent charges indefinitely; however, it has retained the right to claim unpaid rent against the Company's subsidiary in the event that the business of the subsidiary is sold. The cumulative lease payments deferred from 1997 to December 31, 2004 amount to $576,000 (US$480,000).

5. GOODWILL

During the year the Company undertook a valuation of its wholly-owned subsidiary, Sun Entertainment Corporation and determined that the remaining amount of the recorded goodwill related to the subsidiary was impaired. Accordingly, the Company provided an impairment allowance of $147,535 to recognize the impairment in the carrying amount of the goodwill. The resulting net carrying amount of goodwill is as follows:

	2004	2003
Goodwill	$ 228,080	$ 228,080
Previously amortized	(80,545)	(80,545)
Impairment provision	(147,535)	–
	$ –	$ 147,535

6. SHARE CAPITAL

	Number of Shares	Value
Issued:		
Balance at December 31, 2002, 2003 and 2004	11,921,679	$ 3,298,095

7. INCOME TAXES

Sun Entertainment Holding Corporation has losses of approximately $250,000 available to offset future years taxable income. These losses expire in years 2005 through 2011.

The subsidiary company has U.S. and Tennessee net operating losses carried forward of approximately Canadian $6,000 available to offset future years taxable income. These losses expire in years 2017 and 2018.

The potential future tax benefits resulting from these losses, which have not been recorded in these financial statements, are comprised as follows:

	2004	2003
Canadian tax losses	$ 89,215	$ 151,900
US tax losses	2,140	4,680
Differences between carrying amount and tax basis for depreciable equipment	3,390	3,430
Differences between carrying amount and tax basis for exploration expenses	42,190	31,970
	136,935	191,180
Less valuation allowance	(136,935)	(191,180)
Net carrying amount	$ –	$ –

8. SEGMENTED INFORMATION

The Company's activities have been devoted to the reproduction and resale of certain master sound recordings owned by Shelby Singleton Enterprises, Inc. Accordingly, the Company is considered to be in a single line of business. The following represents geographic information for the Company's Canadian corporate office operations as of and for the fiscal years ended December 31, 2004 and 2003. A geographic segment is a distinguishable operation or group of operations located in a particular geographic area. A reportable segment is geographical segment that meets either of the following criteria: (1) revenue generated by the Company's foreign operations from sales to unaffiliated customers is 10% or more of consolidated revenue, or (2) identifiable assets of the Company's operations are 10% or more of consolidated total assets.

Revenues and operations are allocated to the country in which they were earned. Identifiable assets, including acquisition costs, are allocated to the country in which the asset or project is physically located.

				2004
	Revenue	Segment Operating Income (loss)	Goodwill writedown and other	Identifiable Assets
Canada	$ –	$ (44,787)	$ –	$ 12,581
United States	1,679,063	62,499	(147,545)	882,026
Total	$ 1,679,063	$ 17,712	$ (147,545)	$ 894,607

				2003
	Revenue	Segment Operating Income (loss)	Goodwill writedown and other	Identifiable Assets
Canada	$ –	$ (58,785)	$ –	$ 1,388
United States	1,379,980	61,311	42,934	701,594
Total	$ 1,379,980	$ 2,526	$ 42,934	$ 702,982